RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

1845 Walnut Street, 18th Floor

Philadelphia, Pennsylvania 19103

October 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233 CF/AD8

Washington, D.C. 20549

Attn:	Ronald E. Alper

Re:	Resource Real Estate Opportunity REIT, Inc.
Registration Statement on Form S-11
File No. 333-233626

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Resource Real Estate Opportunity REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 5:00 P.M. (EDT) on Wednesday, October 16, 2019 or as soon thereafter as practicable.

Please contact Laura Sirianni of DLA Piper LLP (US), counsel to the Company, at (919) 786-2025 with any questions about this acceleration request. Please notify us by telephone call to Laura Sirianni when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

By:	/s/ Shelle Weisbaum
Name:	Shelle Weisbaum
Title:	Chief Legal Officer, Senior Vice President and Secretary